UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company

Corporate Taxpayers’ Registry No. 10.440.482/0001-54

EXTRAORDINARY GENERAL MEETING

In compliance with the Resolution CVM no. 81/2022, we present the Synthetic Voting Map consolidating the voting instructions received from the Bookkeeper, with the identification of the approvals, rejections and abstentions received by each item of the remote voting ballot, referring to the matter to be submitted to the resolution of the Extraordinary General Meeting to be held, jointly, on July 8th, 2022, at 2 P.M (BRT).

The Company informs that did not receive, directly, voting instructions by remote voting ballots, so the information set forth below represents solely the voting instructions received from the Bookkeeper.

			Class of Shares and total number of Votes for each Resolution
Item	Resolution - EGM	Votes	Common (ON)	Preferred (PN)
1

APPROVE, pursuant to paragraph 1 of article 6 of the Company's Bylaws: a) the termination of Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"); and b) the termination of Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); both items (a) and (b) conditioned toon the conclusion and settlement, respectively, of a public delisting tender offer in Brazil (the “Brazilian Offer”) and a public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by the Company's controlling shareholder, PagoNxt Merchant Solutions S.L., a company incorporated and existing under the laws of Spain, with its registered office at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (“Pagonxt Merchant SolutionsPagoNxt”);

		Approval	6,745,235	0
		Reject	0	0
		Abstain	0	0
2	If the previous matter is approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.	Approval	6,745,235	0
		Reject	0	0
		Abstain	0	0

Luciano Decourt Ferrari

Investor Relations Vice-President

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer